Exhibit (j)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the references to our firm under the captions “Financial Highlights” in the Prospectus and “Independent Registered Public Accounting Firm, Reports to Shareholders and Financial Statements” in the Statement of Additional Information, each dated May 1, 2026, and each included in this Post-Effective Amendment No. 170 to the Registration Statement (Form N-1A, File No. 002-13627) of Deutsche DWS Portfolio Trust (the “Registration Statement”).

We also consent to the incorporation by reference of our report dated March 19, 2026, with respect to the financial statements and financial highlights of DWS Total Return Bond Fund (one of the funds constituting Deutsche DWS Portfolio Trust) included in the Annual Report to Shareholders (Form N-CSR) for the year ended January 31, 2026, into this Registration Statement, filed with the Securities and Exchange Commission.

/s/ ERNST & YOUNG LLP

Boston, Massachusetts

April 24, 2026